EXHIBIT 12(a)

	Year Ended December 31,
	2014	2013	2012	2011	2010
EARNINGS:
Income (loss) from continuing operations	$(6,229)	$(2,317)	$(3,008)	$(1,802)	$(3,530)
Add: Total federal income tax expense (benefit)	(2,330)	(737)	(924)	(943)	318
Fixed charges (see detail below)	1,793	1,977	2,902	3,849	3,150
Total earnings (loss)	$(6,766)	$(1,077)	$(1,030)	$1,104	$(62)
FIXED CHARGES:
Interest expense	$1,775	$1,958	$2,878	$3,824	$3,127
Rentals representative of the interest factor	18	19	24	25	23
Total fixed charges	$1,793	$1,977	$2,902	$3,849	$3,150
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	—	—
____________

(a)	Fixed charges exceeded "earnings" by $8.559 billion, $3.054 billion, $3.932 billion, $2.745 billion and $3.212 billion for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively.